

March 1, 2013

Via E-mail
Dina Moskowitz
Chief Executive Officer
SaaSMax, Inc.
7770 Regents Road
Suite 113-129
San Diego, California 92122

> **Re:** **SaaSMax, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 000-54504**

Dear Ms. Moskowitz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Financial Statements

Note 1. The Company, Basis of Presentation and Summary of Significant Accounting Policies, page 7

1. Please explain how you determine that expenses for goods and services are recorded in the proper period. Tell us how you account for unpaid costs and expenses for which the benefit has been received or the services have been provided. Describe how you ensure that there are no unrecorded liabilities as of the date of your financial statements. Explain

whether you are aware of any unprocessed invoices, unrecorded commitments or contingent liabilities for each period presented.

Note 10. Stock Option and Other Benefit Plans, page 20

2. Please provide us with the following information in chronological order for stock option grants and other equity related transactions since January 19, 2011 (inception):
   - the nature and type of stock option or other equity related transaction;
   - the date of grant/issuance;
   - description/name of option or equity holder;
   - the reason for the grant or equity related issuance;
   - identify any options granted to consultants and the timing of their services as well as any side arrangements made with consultants to grant options;
   - the number of options or equity instruments granted or issued;
   - the exercise price or conversion price;
   - the fair value of underlying shares of common stock;
   - adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
   - the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
   - the amount and timing of expense recognition; and
   - Indicate for each option grant or equity related transaction what valuation methodology used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief